October 7, 2008

Via EDGAR

Mr. Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549-3561

Re:	Response to Letter Dated September 24, 2008 Real Mex Restaurants, Inc. File No. 333-116310 Form 10-K: For the Fiscal Year Ended December 30, 2007 Form 10-Q: For the Quarterly Period Ended June 29, 2008

Dear Mr. Shenk:

In response to the above-referenced letter, we offer the following responses in the order that they appeared in your letter. For ease of reference, we have reproduced each comment followed by the Company’s response. Based upon the statements in your letter and our view of the nature of the responses, we plan to implement all proposed changes in future filings.

Form 10-K: For the fiscal year ended December 30, 2007

Item 6 – Selected Financial Data, page 16
Management’s Discussion and Analysis – Results of Operations, page 19

1.	Reference is made to your combined 2006 tabular data in Selected Financial Data and MD&A as well as the narrative discussion in MD&A of this combined information in comparing results of operations for fiscal 2006 to other fiscal periods. The presentation of combined (predecessor + successor) data represents a non-GAAP presentation that is prohibited under the provisions of Item 10(e) of Regulation S-K. This combined information is being presented on two different basis of accounting and is considered a non-GAAP presentation under the above rule. Please solely present tabular information for the respective fiscal 2006 predecessor and successor periods without the presentation of additional combined 2006 data. In addition, please solely discuss the change in results period over period in the narrative MD&A results of operations when comparing the periods without presenting combined amounts in this discussion. By solely explaining changes in amounts between the periods including the reason(s) for such changes, one can still provide a meaningful comparison of the results of operations without presenting an inappropriate non-GAAP presentation of combined predecessor and successor amounts. As such, please delete the combined 2006 tabular financial information from both sections and revise the narrative discussion to remove the presentation of combined 2006 amounts, accordingly.

Company’s response: We will revise our presentation of both tabular information and the narrative discussion of our results of operations to remove references to combined 2006 amounts in all future Form 10-K filings.

Working Capital and Cash Flows, page 22

2.	Please quantify in terms of cash the significant factors that materially contributed to the changes in net cash provided by operating activities. Refer to Section IV.B.1 of FR-72 for guidance.

Company’s response: We will expand our discussion accordingly in all future Form 10-K and 10-Q filings.

Contractual Obligations, page 25

3.	As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why interest is not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Company’s response: We will add a footnote to our contractual obligations table in all future Form 10-K filings noting that interest is excluded from the table and disclosing the significant contractual terms of our debt.

Notes to the Consolidated Financial Statements, page 36
Note 2: Merger Agreement, page 36

4.	Please tell us why you did not recognize any intangible assets separately from goodwill. In your response, tell us what consideration was given to measuring the fair value of the assumed franchise agreements. Refer to paragraphs 39 and A14 of SFAS 141 for guidance.

Company’s response: We recognized intangible assets in our purchase price allocation, including Trademarks ($102.7 million), Franchise Agreements ($11.5 million) and Assembled Workforce ($14.8 million), which are indefinite-lived assets, and Favorable/Unfavorable Lease Assets/Liabilities, which are amortized over the remaining terms of the respective underlying leases. All indefinite-lived assets were combined and reported as Goodwill. The Favorable/Unfavorable Lease Assets/Liabilities were included in Other Assets in the allocation of costs disclosed in Note 2, and more fully described in Note 3 – Summary of Accounting Policies. In all future filings, we will break out “Intangible Assets” as a separate line item from “Goodwill” on the balance sheet and we will include a footnote which breaks down the balance into its components (including Trademarks and Franchise Agreements).

Note 3: Summary of Significant Accounting Policies, page 37
Goodwill, page 38

5.	We note that you have recorded a $10.0 million and $34.0 million write-down of goodwill in fiscal 2007 annual and fiscal 2008 interim (2nd Quarter) financial statements, respectively. Your disclosure indicates that management forecasts were revised twice within the last nine months due to the continued impact of the downturn in the economy on your current operations and growth projections. In view of the highly material amount of the remaining goodwill that represents approximately 60% of total consolidated assets and the continued recent changes that have occurred in your management forecasts (i.e. significant estimates or assumptions) in both fiscal 2007 and 2008 that resulted in material goodwill impairment in each of these periods, please expand your disclosure in critical accounting policies to provide a sensitivity analysis discussion of the material assumptions used in your impairment assessment. Among other disclosure that may be necessary, please specifically furnish a robust discussion in critical accounting policies (MD&A) that: (i) analyzes and quantifies the specific sensitivity to change of the critical accounting estimates or assumptions based on other outcomes (or revisions in management forecasts) that may be reasonably likely to occur and would have a material effect upon further an continued impairment of this significant asset; and (ii) provides how accurate the estimates / assumptions have been in the past, how much the estimates / assumptions has changed in the past and whether the estimates / assumptions is reasonably likely to change in the future. In this regard, your sensitivity analysis should consider detailing the impact of a specific change in assumptions in forecasting significant items (revenues, expenses, capital expenditures) used in your cash flow model as well as impact of a specific variance in the discount rate on estimated cash flows, etc. Please refer to the guidance in Section V of FR-72 (Release No. 33-8350) and expand your disclosure accordingly.

Company’s response: We will expand our disclosure in all future filings to include a more robust discussion of critical accounting policies addressing the comments above as well as the major factors affecting the valuation, including forecasted sales and discount rate. The primary driver of our forecast revision during 2008 and resulting impairment charge was due to a significant change in our expansion plan as a result of the current economic conditions.

Segment Information, page 40

6.	Reference is made to description of business where we note that Real Mex Foods (“RMF”) manufactures specialty products for sales to outside customers and revenues from these sales are presented separately as “other revenues” on the consolidated statement of operations. As it appears that these prepackaged food activities are dissimilar to your restaurant operations, it is unclear if aggregation of these activities into your one reportable segment occurs as these RIMF business activities do not meet the 10% significance threshold for separate segment reporting. If so, please expand your disclosure in segment information to clarify the dissimilarity in these activities from your restaurant operations and affirmatively state that aggregation occurs as these operations do not meet the threshold for separate segment reporting.

Company’s response: We will expand our disclosure regarding segment information to clarify that RMF’s manufacturing operations are in fact dissimilar from our restaurant operations and that such operations are aggregated because the 10% significance threshold is not met.

Note 6: Long-Term Debt, page 42

7.	We note that the Senior Secured Notes due 2010 are guaranteed by all of your current and future restricted subsidiaries. Please explain why you have not included audited financial statements for the guarantor subsidiaries in accordance with Rule 3-10 of Regulation S-X. If these financial statements have not been provided because the subsidiary guarantees meet the conditions outlined in Rule 3-10(f) of Regulation S-X, please revise the notes to your financial statements and the “Liquidity and Capital Resources" discussion in MD&A to indicate that all of the subsidiary guarantors are 100% owned by the parent company, and that the guarantees are full and unconditional and joint and several. Also, please revise to include the condensed consolidating financial information required by Rule 3-10(f)(4) of Regulation S-X or explain in further detail why these disclosures are not required.

Company’s response: Our Senior Secured Notes are guaranteed by all current and future restricted subsidiaries. We confirm that each of the subsidiary guarantors is 100% owned by the parent company issuer and the guarantees are full and unconditional and joint and several. Additionally, because the parent company has no independent assets or operations, nor are there any subsidiaries which are not guarantors, we meet the conditions set forth in the notes to paragraph (f) of Rule 3-10 and are permitted to exclude the condensed consolidating financial information required by Rule 3-10(f)(4). Therefore, we meet the conditions of Rule 3-10(f) of Regulation S-X and are permitted to exclude the financial statements of the subsidiary guarantors from our reports. We will include the requested disclosures in Note 6 and Liquidity and Capital Resources discussion in MD&A accordingly in all future filings. We will also include a footnote in our financial statements with the language required by the notes to paragraph (f) of Rule 3-10, of which references to paragraphs (i)(9) and (i)(10) are not applicable to us.

Other

8.	Please provide Schedule II, as required by Item 5-04 of Regulation S-X.

Company’s response: We have not provided Schedule II in our previous filings because all relevant valuation and qualifying accounts which are not disclosed in the financial statements and footnotes are immaterial.

As requested, the company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (562) 346-1202.

Sincerely,

/s/ Steven Tanner
Steven Tanner
Chief Financial Officer